Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conference Calls of the 1st quarter 2017 Result

In accordance with the invitation extended to the market participants and regulators and published in the investor relations website of Itaú Unibanco Holding (www.itau.com.br/investor-relations), the company will hold conference calls on May 04, 2017, of the first quarter 2017 result. The information and forecasts presented are based on information available up to the time of the events and involve risks, uncertainties and assumptions that may be beyond our control.

We wish to inform that, with respect to the public conference calls, Itaú Unibanco Holding provides:

•	Prior to the scheduled starting time (09:30 a.m. in Portuguese and 11:30 a.m. in English, Brasília time):
o	The slides that will be presented (also sent to the Brazilian Securities and Exchange Commission - CVM and to B3);
•	Following the scheduled end to the calls (11:00 a.m. in Portuguese and 1:00 p.m. in English, Brasília time):
o	Audio replays by calling 5511 31931012 or 5511 28204012, the passwords being 1578138# (Portuguese) and 1775156# (English). The replays will be available immediately following the calls until May 10, 2017;
o	The audio formats in the Investor Relations site within two hours; and
o	The transcriptions of the audio replays within a period of five days after the calls.

The public release of this information provides the market with democratic and equitable access, underscoring our commitment to the transparency of our announcements.

São Paulo, May 03, 2017.

MARCELO KOPEL

Investor Relations Officer

Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer 1st quarter 2017 – Earnings Review Conference Call

Itaú Unibanco Holding S.A. 2 Pro Forma Information The merger between Itaú Chile and CorpBanca was concluded on April, 1st 2016. As from the second quarter of 2016, Itaú CorpBanca, the company resulting from this merger, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, we are presenting historical pro forma data, that is, the combined result of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016, in the Management Discussion & Analysis report and in this presentation. The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile. As the data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

Risk Appetite (as approved by the Board of Directors)

Itaú

The Risk Appetite...

establishes the types and levels of risk acceptable to the bank, within which management seeks to maximize value creation.

It is based on Board of Directors Statement

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correct price for risk, well-distributed fund-raising and proper use of capital."

Guided by the Principles of Risk Management

- Sustainability and customer satisfaction
- Risk culture
- Price for risk
- Diversification
- Operational excellence
- Ethics and respect for regulation

and monitored by 43 metrics inserted in the day-to-day of business management

Dimensions

Capitalization
- Capital ratios in normal and stress situations
- Debt issuance ratings

Liquidity
- Short and mid-term liquidity indicators

Results Composition
- Largest credit risk
- Largest exposures and by rating brackets
- Concentration by sectors, countries and segments
- Concentration of market risk

Operational Risk
- Operational losses events
- Information technology

Reputation
- Suitability indicators
- Media Exposure
- Customer complaint tracking
- Regulatory compliance

Itaú Unibanco Holding S.A.

3

4 Commissions and Fees and Result from Insurance1: Financial Margin with Clients: Highlights + 130 bps(1Q17/4Q16) + 240 bps (1Q17/1Q16) R$6.2 billion Recurring Net Income Recurring ROE (p.a.) Credit Quality (March-17) 1 Result from Insurance (-) Retained Claims (-) Insurance Selling Expenses. Note: Results from Brazil consider units abroad ex-Latin America. + 7.3% (1Q17/4Q16) + 19.6% (1Q17/1Q16) R$6.0 billion 22.0% 23.5% + 170 bps(1Q17/4Q16) + 270 bps (1Q17/1Q16) Consolidated Brazil Consolidated Brazil + 6.2% (1Q17/4Q16) +19.6% (1Q17/1Q16) NPL 90 3.4% NPL 90 4.2% stable (1Q17/4Q16) - 10 bps (1Q17/1Q16) stable (1Q17/4Q16) - 20 bps (1Q17/1Q16) Consolidated Brazil Credit Portfolio (Endorsements and Sureties): Provision for Loan Losses: Non-interest Expenses: Efficiency Ratio: 1Q17/4Q16 - 8.0% - 2.7% - 7.4% - 31.1% - 1.4% + 6.3% - 7.8% + 0.8% - 120 bps + 10 bps - 1.9% - 7.9% 1Q17/1Q16 Financial Margin with theMarket: - 6.3% + 7.5%

Itaú Unibanco Holding S.A. 5 25.4% 25.1% 24.2% 22.8% 20.7% 21.1% 20.8% 21.7% 23.5% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Annualized Recurring Return on Average Equity (quarterly) Recurring ROE / Recurring ROA Consolidated ROE / ROA Brazil ROE1 1 Includes units abroad ex-Latin America. 24.5% 24.8% 24.1% 22.1% 19.6% 20.6% 19.9% 20.7% 22.0% 1.7% 1.8% 1.8% 1.6% 1.4% 1.6% 1.6% 1.6% 1.7% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Annualized Recurring Return on Average Equity (quarterly) Annualized Recurring Return on Average Assets (quarterly)

Results

In R$ billions	1Q17	4Q16	change		1Q16	change	
Operating Revenues	**27.0**	**28.6**	**(1.7)**	**-5.8%**	**26.9**	**0.1**	**0.3%**
Managerial Financial Margin	17.1	18.6	(1.5)	-7.8%	17.4	(0.3)	-1.7%
Financial Margin with Clients	15.3	16.6	(1.3)	-8.0%	15.7	(0.4)	-2.7%
Financial Margin with Clients (ex-Discounts Granted)	15.5	16.9	(1.3)	-7.8%	15.9	(0.4)	-2.3%
Discounts Granted	(0.3)	(0.3)	(0.0)	5.4%	(0.2)	(0.1)	23.6%
Financial Margin with the Market	1.9	2.0	(0.1)	-6.3%	1.7	0.1	7.5%
Commissions and Fees	7.8	8.0	(0.1)	-1.7%	7.3	0.5	7.0%
Result from Insurance [1]	2.0	2.1	(0.1)	-3.0%	2.1	(0.1)	-6.3%
Result from Loan Losses and Impairment	**(5.0)**	**(6.1)**	**1.1**	**-17.9%**	**(7.0)**	**2.0**	**-28.5%**
Provision for Loan Losses	(5.4)	(5.8)	0.4	-7.4%	(7.8)	2.4	-31.1%
Impairment	(0.4)	(1.3)	0.8	-64.6%	-	(0.4)	-
Recovery of Loans Written Off as Losses	0.8	1.0	(0.2)	-15.4%	0.9	(0.0)	-0.2%
Retained Claims	**(0.3)**	**(0.4)**	**0.0**	**-11.8%**	**(0.4)**	**0.1**	**-18.6%**
Operating Margin	**21.7**	**22.2**	**(0.5)**	**-2.4%**	**19.5**	**2.1**	**11.0%**
Other Operating Income/(Expenses)	**(12.7)**	**(13.8)**	**1.1**	**-8.2%**	**(12.6)**	**(0.1)**	**0.6%**
Non-interest Expenses	(11.0)	(11.9)	0.9	-7.8%	(10.9)	(0.1)	0.8%
Tax Expenses and Other [2]	(1.7)	(1.9)	0.2	-10.6%	(1.7)	0.0	-1.0%
Income before Tax and Minority Interests	**9.0**	**8.4**	**0.6**	**7.2%**	**6.9**	**2.1**	**30.1%**
Income Tax and Social Contribution	**(2.8)**	**(2.7)**	**(0.1)**	**2.1%**	**(1.7)**	**(1.0)**	**59.1%**
Minority Interests in Subsidiaries	**(0.0)**	**0.2**	**(0.2)**	**-**	**0.0**	**(0.0)**	**-**
Recurring Net Income	**6.2**	**5.8**	**0.4**	**6.2%**	**5.2**	**1.0**	**19.6%**
Non Recurring Events	(0.1)	(0.3)	0.2	-55.2%	(0.1)	(0.1)	141.0%
Net Income	**6.1**	**5.5**	**0.5**	**9.2%**	**5.1**	**0.9**	**18.4%**

[1] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[2] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.
6

Results – Brazil and Latin America

Itaú

In R$ billions	1Q17 Consolidated	1Q17 Brazil [1]	1Q17 Latin America (ex-Brazil) [2]	4Q16 Consolidated	4Q16 Brazil [1]	4Q16 Latin America (ex-Brazil) [2]	1Q16 Consolidated	1Q16 Brazil [1]	1Q16 Latin America (ex-Brazil) [2]
Operating Revenues	**27.0**	**25.0**	**2.0**	**28.6**	**26.5**	**2.2**	**26.9**	**24.5**	**2.4**
Managerial Financial Margin	17.1	15.8	1.4	18.6	17.0	1.6	17.4	15.6	1.8
Financial Margin with Clients	15.3	14.1	1.2	16.6	15.2	1.4	15.7	14.0	1.7
Financial Margin with Clients (ex-Discounts Granted)	15.5	14.4	1.2	16.9	15.5	1.4	15.9	14.2	1.7
Discounts Granted	(0.3)	(0.3)	(0.0)	(0.3)	(0.3)	(0.0)	(0.2)	(0.2)	-
Financial Margin with the Market	1.9	1.7	0.2	2.0	1.8	0.2	1.7	1.6	0.1 [3]
Commissions and Fees	7.8	7.2	0.6	8.0	7.5	0.5	7.3	6.7	0.6
Result from Insurance [4]	2.0	2.0	0.0	2.1	2.0	0.0	2.1	2.1	0.0
Result from Loan Losses and Impairment	**(5.0)**	**(4.6)**	**(0.4)**	**(6.1)**	**(5.4)**	**(0.7)**	**(7.0)**	**(6.2)**	**(0.7)**
Provision for Loan Losses	(5.4)	(5.0)	(0.4)	(5.8)	(5.1)	(0.8)	(7.8)	(7.1)	(0.8)
Impairment	(0.4)	(0.4)	-	(1.3)	(1.3)	-	-	-	-
Recovery of Loans Written Off as Losses	0.8	0.8	0.0	1.0	1.0	0.0	0.9	0.8	0.0
Retained Claims	**(0.3)**	**(0.3)**	**(0.0)**	**(0.4)**	**(0.4)**	**(0.0)**	**(0.4)**	**(0.4)**	**(0.0)**
Operating Margin	**21.7**	**20.1**	**1.6**	**22.2**	**20.8**	**1.4**	**19.5**	**17.8**	**1.7**
Other Operating Expenses	**(12.7)**	**(11.2)**	**(1.5)**	**(13.8)**	**(12.2)**	**(1.6)**	**(12.6)**	**(11.0)**	**(1.6)**
Non-interest Expenses	(11.0)	(9.6)	(1.4)	(11.9)	(10.3)	(1.6)	(10.9)	(9.3)	(1.6)
Tax Expenses and Other [5]	(1.7)	(1.7)	(0.0)	(1.9)	(1.9)	(0.0)	(1.7)	(1.7)	(0.0)
Income before Tax and Minority Interests	**9.0**	**8.8**	**0.1**	**8.4**	**8.6**	**(0.2)**	**6.9**	**6.9**	**0.0**
Income Tax and Social Contribution	**(2.8)**	**(2.8)**	**0.0**	**(2.7)**	**(2.9)**	**0.2**	**(1.7)**	**(1.8)**	**0.0**
Minority Interests in Subsidiaries	**(0.0)**	**(0.1)**	**0.0**	**0.2**	**(0.0)**	**0.2**	**0.0**	**(0.1)**	**0.1**
Recurring Net Income	6.2	6.0	0.2	5.8	5.6	0.2	5.2	5.0	0.1
Recurring Net Income Change - 1Q17 x 4Q16	6.2%	7.3%	-24.5%						
Recurring Net Income Change - 1Q17 x 1Q16	19.6%	19.6%	21.9%						

[1] Includes units abroad ex-Latin America.
[2] Latin America information is presented in nominal currency.
[3] Latin America pro forma Financial Margin with the Market from 1Q16 does not consider CorpBanca's information, which is classified in financial margin with clients.
[4] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.
[5] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Itaú Unibanco Holding S.A.

7

Itaú Unibanco Holding S.A. 8 Business Model 1 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. 2 Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. In R$ billions Operating Revenues 27.0 1 3.7 0.6 1 2.0 0.7 28.6 1 4.0 0.4 1 3.3 1.0 26.9 1 5.0 0.8 1 1.0 0.2 Managerial Financial Margin 1 7.1 11.2 0.6 4.6 0.7 1 8.6 11.5 0.4 5.7 1.0 17.4 12.6 0.8 3.9 0.2 Commissions and Fees 7 .8 2.4 0.0 5.4 - 8 .0 2.5 0.0 5.5 - 7 .3 2.4 0.0 5.0 - Result from Insurance 1 2 .0 - - 2.0 - 2 .1 - - 2.1 - 2 .1 - - 2.1 - Result from Loan Losses and Impairment (5.0) (5.0) - - - (6.1) (6.1) - - - (7.0) (7.0) - (0.0) - Retained Claims (0.3) - - (0.3) - (0.4) - - (0.4) - (0.4) - - (0.4) - Non-interest Expenses and Other Expenses 2 (12.7) (6.0) (0.1) (6.6) (0.0) (13.7) (6.8) (0.1) (6.7) (0.0) (12.6) (6.0) (0.1) (6.4) (0.0) Recurring Net Income 6 .2 1.9 0.3 3.4 0.6 5 .8 1.1 0.2 3.7 0.8 5 .2 1.6 0.4 3.0 0.2 Regulatory Capital 114.9 58.0 2.6 28.9 25.4 115.6 55.0 2.5 25.0 33.1 106.6 59.6 5.2 35.4 6.4 Value Creation 2.3 (0.2) 0.2 2.4 (0.1) 1.8 (0.9) 0.0 2.8 (0.1) 1.0 (0.9) 0.1 1.7 (0.0) Recurring ROE 22.0% 13.2% 42.4% 46.9% 9.4% 20.7% 8.2% 24.0% 59.3% 10.1% 19.6% 10.7% 30.2% 34.1% 9.5% Consolidated Credit Trading 1Q17 4Q16 Insurance and Services Excess Capital Consolidated 1Q16 Trading Insurance and Services Excess Capital Credit Trading Insurance and Services Excess Capital Consolidated Credit

Itaú Unibanco Holding S.A. 9 In R$ billions, end of period 1Q17 4Q16 change 1Q16 change Individuals 180.5 1 83.4 -1.6% 184.2 -2.0% Credit Card Loans 56.2 5 9.0 -4.8% 54.9 2.5% Personal Loans 26.3 2 6.3 0.0% 29.2 -9.9% Payroll Loans 44.9 4 4.6 0.5% 46.7 -4.0% Vehicle Loans 14.8 1 5.4 -3.9% 18.1 -18.4% Mortgage Loans 38.3 3 8.1 0.6% 35.4 8.4% Companies 236.6 2 43.1 -2.7% 264.9 -10.7% Corporate Loans 1 76.6 181.5 -2.7% 199.3 -11.4% Very Small, Small and Middle Market Loans 60.0 6 1.5 -2.6% 65.6 -8.6% Latin America 133.3 1 35.5 -1.6% 151.6 -12.1% Total with Endorsements and Sureties 550.3 5 62.0 -2.1% 600.7 -8.4% Corporate - Private Securities 36.7 3 6.4 0.7% 36.8 -0.2% Total with Endorsements, Sureties and Private Securities 587.0 5 98.4 -1.9% 637.5 -7.9% Total with Endorsements, Sureties and Private Securities (ex-foreign exchange rate variation) 587.0 5 95.7 -1.5% 615.9 -4.7% Credit Portfolio Note: Excluding the effect of Foreign exchange variation, the Corporate Loans portfolio would have decreased 2.1% in the quarter and 8.7% in the 12-month period and the Latin America portfolio would have decreased 0.6% in the quarter and 2.8% in the 12-month period.

Itaú Unibanco Holding S.A. 10 16,862 15,547 412 311 92 306 194 4Q16 Mix of products, clients and spreads Calendar days Balance of Spread- Sensitive Operations Working Capital and other Latin America financial margin with clients 1Q17 10.6% 10.9% 11.0% 11.1% 11.1% 11.6% 7.0% 7.4% 7.4% 7.5% 6.1% 6.7% 10.1% 10.3% 10.5% 10.8% 10.3% 12.1% 13.1% 14.0% 14.1% 14.1% 14.1% 14.1% 13.8% 12.7% 5.4% 6.1% 6.8% 6.6% 6.7% 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Annualized average rate of financial margin with clients - without CorpBanca Annualized average rate of risk-adjusted financial margin with clients - without CorpBanca Annualized average rate of financial margin with clients - with CorpBanca CDI (annualized quarterly rate) Annualized average rate of risk-adjusted financial margin with clients - with CorpBanca Financial Margin with Clients Annualized Average Rate Change in Financial Margin with Clients, excluding Discounts Granted 1 Latin America Managerial Financial Margin with clients variance does not consider calendar days impact. This impact was considered in its specific column. 1 In R$ millions

Itaú Unibanco Holding S.A. 11 Financial Margin with the Market 1 Includes units abroad ex-Latin America; 2 Excludes Brazil; 3 The Latin America pro forma Financial Margin with the Market from 2015 and 1Q16 does not consider CorpBanca´s information, which is classified in financial margin with clients. . 1 2, 3 In R$ billions (0.0) 0.2 0.2 0.1 0.1 0.3 0.3 0.2 0.2 1.9 1.4 2.1 1.2 1.6 1.2 1.5 1.8 1.7 1.9 1.6 2.3 1.3 1.7 1.5 1.7 2.0 1.9 1.2 1.4 1.7 1.7 1.7 1.7 1.6 1.7 1.8 - 0.5 1.0 1.5 2.0 2.5 - 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Financial Margin with the Market - Brazil Financial Margin with the Market - Latin America 1-year moving average of Financial Margin with the Market

Itaú Unibanco Holding S.A. 12 7.1 6.8 6.4 6.1 5.8 5.6 5.2 4.9 4.8 4.9 5.4 5.8 6.0 5.9 5.7 5.6 5.3 0.4 0.6 0.6 0.5 0.6 0.7 0.8 0.9 1.1 1.8 1.5 1.1 1.5 1.6 2.8 1.3 1.6 7.3 6.4 5.8 5.3 4.9 4.6 4.4 4.2 4.1 4.0 4.2 4.7 5.6 6.0 6.3 5.8 5.6 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Individuals Corporate Very Small, Small and Middle Market Companies * Credit Quality 1 Includes units abroad ex-Latin America. 2 Excludes Brazil. 4.2 3.9 3.5 3.3 3.2 3.1 3.0 2.9 2.8 3.0 3.0 3.2 3.5 3.6 3.9 3.4 3.4 4.9 4.6 4.3 4.0 3.8 3.7 3.6 3.4 3.3 3.6 3.8 3.9 4.4 4.5 4.8 4.2 4.2 0.8 0.7 0.7 0.7 0.8 0.7 0.9 1.1 1.1 1.1 1.2 1.1 1.1 1.1 1.2 1.2 1.3 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Total Brazil1 Latin America2 * * *Excluding specific economic group effect, the total and Brazil1 NPL ratios (90-day) would have been 3.6% and 4.4% in September 2016, respectively. *Excluding specific economic group effect, the NPL ratio (90-day) for corporate segment would have been 1.4% in September 2016. 90-day NPL Ratio - Consolidated - % 90-day NPL Ratio - Brazil 1 - %

Itaú Unibanco Holding S.A. 13 Credit Quality 15 to 90-day NPL Ratio - Consolidated - % 4.0 3.4 3.0 3.0 3.0 2.7 2.6 2.5 2.9 3.0 3.0 2.6 3.1 3.2 2.9 2.5 3.2 4.3 3.6 3.2 3.2 3.1 2.9 2.7 2.6 3.0 3.1 3.2 2.8 3.3 3.6 3.2 2.6 3.3 1.5 1.2 1.3 1.2 1.2 1.0 1.4 1.7 1.9 1.8 1.5 1.5 1.8 2.1 2.1 2.3 2.7 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Total Brazil1 Latin America2 6.6 7.0 6.2 5.6 4.9 5.1 4.8 4.2 3.8 4.2 4.3 4.2 3.9 4.2 4.2 4.2 3.6 4.0 3.4 4.1 3.1 2.6 3.2 2.9 2.6 3.0 3.1 3.6 3.6 3.4 3.9 4.2 4.3 3.8 3.5 3.7 0.3 0.7 0.3 0.4 0.8 0.6 0.6 0.5 0.8 1.2 1.4 1.9 0.9 1.5 2.3 1.5 0.7 2.0 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Individuals Very Small, Small and Middle Market Companies Corporate * 1 Includes units abroad ex-Latin America. 2 Excludes Brazil. *Note: Total and Latin America 15 to 90-day NPL Ratios prior to June 2016 do not include CorpBanca. 15 to 90-day NPL Ratio - Brazil 1 - %

Itaú Unibanco Holding S.A. 14 NPL Creation In R$ billions 5.0 5.5 6.3 5.7 6.0 5.3 6.8 5.3 4.9 3.6 3.9 4.3 4.5 4.3 4.2 4.1 3.8 3.5 1.0 1.4 1.3 1.0 1.5 1.1 2.3 0.8 1.0 0.4 0.3 0.6 0.2 0.3 0.1 0.4 0.8 0.5 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil * * * Excluding specific economic group effect, Total and Wholesale segment (Brazil) NPL Creation would have been R$5.2 billion and R$0.7 billion in the 3Q16, respectively.

Itaú Unibanco Holding S.A. 15 In R$ billions Cost of Credit In R$ billions Provision for Loan Losses and Cost of Credit Provision for Loan Losses by Segment 3.5 3.7 4.3 4.6 4.3 4.4 3.9 4.0 3.5 1.9 1.6 1.3 1.4 2.7 1.5 1.8 1.1 1.4 0.4 0.4 0.4 0.4 0.8 0.4 0.4 0.8 0.4 5.7 5.8 6.0 6.4 7.8 6.3 6.2 5.8 5.4 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 4.8 4.8 5.1 5.1 7.2 6.3 5.6 6.4 5.3 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 (Provision for Loan Losses + Recovery of Loans Written Off as Losses + Impairment + Discounts Granted)

Total Allowance by Type of Risk – Consolidated

Itaú

In R$ billions

Allocation of Total Allowance(*) by Type of Risk - Consolidated


CorpBanca
38.2
37.4
37.6
2.2
15.8
16.9
17.1
8.3
8.8
9.3
11.9
11.8
11.2
Potential[3]
Aggravated
Overdue
Mar-16
Dec-16
Mar-17
Expected and/or Potential Loss
Related to expected loss in Retail segment and potential loss in Wholesale segment
Retail - Brazil[1] 6.0
Wholesale - Brazil[1] 9.2
Latin America[2] 2.0
Renegotiation and overdue loans
Related to aggravated risk rating of overdue and renegotiated operations
Renegotiations (non-overdue/aggravated)
Retail - Brazil[1] 1.1 4.4 5.5
Wholesale - Brazil[1] 1.1 1.8 2.9
Latin America[2] 0.2 0.7 0.9
Overdue operations according to the Brazilian Central Bank
Related to minimum provision required for overdue operations according to CMN Resolution 2,682/1999
Fully Provisioned
Retail - Brazil[1] 2.6 6.0 8.7
Wholesale - Brazil[1] 0.9 0.8 1.7
Latin America[2] 0.4 0.5 0.9

Regulatory Breakdown


37.6
Complementary Allowance
9.0
Provision for Financial Guarantees Provided
1.9
10.8
Generic Allowance
10.9
Specific Allowance
15.9
Mar-17

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Allowance for potential losses includes the provision for financial guarantees provided.
(*) Total allowance includes the allowance for loan losses and provision for financial guarantees provided, which in March 2017 totaled R$1,870 million and is registered as a liability in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.
16

Itaú Unibanco Holding S.A. 17 199% 187% 212% 206% 210% 215% 204% 222% 231% 95% 90% 100% 97% 102% 104% 104% 104% 104% Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Total Total (Expanded¹) Coverage Ratio (90-day NPL) Coverage Ratio and Expanded Coverage Ratio Coverage Ratio Expanded Coverage Ratio is calculated from the division of the total allowance balance* by the sum of 90 days overdue operations and of renegotiated loan portfolio excluding the double counting of 90 days overdue renegotiated loans. Expanded Coverage Ratio data prior to June 2016 do not include CorpBanca. (*) Total allowance used for calculation of the coverage and expanded coverage ratios includes the allowance for loan losses and provision for financial guarantees provided, which in March 2017 totaled R$1,870 million and is registered as a liability in accordance with CMN Resolution No. 4,512/16. Without CorpBanca With CorpBanca 215% 231% 231% 160% 162% 165% 458% 562% 553% Mar-16 Dec-16 Mar-17 Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil

Itaú Unibanco Holding S.A. 18 Commissions & Fees and Result from Insurance In R$ billions 1Q17 4Q16 change 1Q16 change Asset Management ¹ 0.9 0.8 5.7% 0.7 24.8% Current Account Services 1.7 1.7 -0.9% 1.5 6.8% Credit Operations and Guarantees Provided 0.8 0.9 -3.5% 0.8 10.6% Collection Services 0.4 0.4 -0.7% 0.4 14.6% Credit Cards 2.9 3.1 -5.7% 2.9 1.4% Other 0.5 0.6 -6.7% 0.5 8.7% Latin America (ex-Brazil) 0.6 0.5 15.3% 0.6 4.0% Commissions and Fees 7.8 8 .0 -1.7% 7 .3 7.0% Result from Insurance ² 1.6 1.6 0.1% 1.6 3.0% Total 9 .4 9 .6 -1.4% 8 .9 6.3% (-) Result from Other Insurance Activities ³ 0.1 0.1 10.4% 0.1 -7.8% Total excluding Other Insurance Activities 3 9 .3 9 ..5 -1.5% 8 .8 6.5% 1 Includes fund management fees and consortia management fees. 2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations net of Retained Claims and Selling Expenses. 3 Other insurance activities include extended warranty, health insurance, other products and our stake in IRB.

Non-Interest Expenses

In R$ billions	1Q17	4Q16	change	1Q16	change
Personnel Expenses	(4.8)	(4.9)	-2.2%	(4.4)	9.7%
Administrative Expenses	(3.8)	(4.3)	-11.6%	(3.7)	2.5%
Personnel and Administrative Expenses	**(8.6)**	**(9.2)**	**-6.6%**	**(8.1)**	**6.4%**
Operating Expenses	(1.1)	(1.2)	-7.9%	(1.2)	-14.0%
Other Tax Expenses [1]	(0.1)	(0.1)	-13.1%	(0.1)	-11.8%
Latin America (ex-Brazil) [2]	(1.3)	(1.5)	-14.4%	(1.5)	-15.7%
Total	**(11.0)**	**(11.9)**	**-7.8%**	**(10.9)**	**0.8%**

[1] Includes IPTU, IPVA, IOF and other. Does not include PIS, Cofins and ISS;

[2] Does not consider overhead allocation.

Employees


100,143
99,501
99,033
97,865
97,043
96,460
95,984
94,779
94,955
13,583
13,720
13,785
13,672
13,469
13,531
13,552
13,260
13,116
787
753
758
712
703
716
695
648
620
85,773
85,028
84,490
83,481
82,871
82,213
81,737
80,871
81,219
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Brazil
Abroad (ex-Latin America)
Latin America

Branches and Client Service Branches


5,327
5,298
5,307
5,279
5,215
5,154
5,119
5,103
5,005
34
56
74
94
108
115
130
135
144
3,909
3,868
3,871
3,821
3,755
3,707
3,664
3,653
3,553
844
834
822
824
813
794
780
766
757
540
540
540
540
539
538
545
549
551
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Mar-17
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil
Digital Branches - Brazil

Itaú Unibanco Holding S.A.
19

Core Capital Ratio (Common Equity Tier I)

Changes in the Core Capital Ratio



15.8%
-0.7%
-0.7%
0.8%
-0.1%
0.1%
0.1%
0.1%
15.4%
Common Equity Tier I Dec-16
Deductions increase in accordance with Basel III schedule
Additional payment of interest on capital in March 2017
1Q17 Net Income
Dividends, interest on capital and other changes in stockholders' equity
Goodwill and Intangible Assets
Tax Credits
Credit, Market and Operational Risk-weighted Assets
Common Equity Tier I Mar-17

Full application of Basel III rules | March 31, 2017



15.4%
-0.7%
14.7%
-0.3%
14.4%
-0.2%
-0.4%
13.8%
0.9%
14.7%
Common Equity Tier I (CET I) Mar-17
Deductions schedule anticipation[1]
CET I with full deductions
Risk-weighted assets rules anticipation[2]
CET I with fully loaded Basel III rules
Anticipated effect of payout above mandatory minimum related to 1Q17 net income
Impact of Citibank consolidation[3]
CET I with fully loaded Basel III rules after Citibank consolidation and payout above mandatory minimum
Use of tax credits
Simulated CET I with fully loaded Basel III rules including the use of tax credits[4]

[1] Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. [2] Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019. [3] The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impact based on preliminary information and pending regulatory approvals. [4] Does not consider any reversal of complementary allowance for loan losses.

Itaú Unibanco Holding S.A.
20

Itaú Unibanco Holding S.A. 21 2017 Forecast 1 Considers exchange rate of R$3.50 at Dec-17; 2 Includes units abroad ex-Latin America; 3 Includes endorsements, sureties and private securities; 4 Provision for Loan Losses Net of Recovery of Loans Written Off as Losses and Impairment; 5 Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca´s consolidation as of 1Q16. Total Credit Portfolio 3 From 0.0% to 4.0% From -2.0% to 2.0% Financial Margin with Clients (ex-Impairment) From -4.0% to -0.5% From -5.0% to -1.5% Result from Loan Losses and Impairment 4 Between R$14.5 bn and R$17.0 bn Between R$12.5 bn and R$15.0 bn Commissions and Fees and Result from Insurance Operations 5 From 0.5% to 4.5% From 0.0% to 4.0% Non-Interest Expenses From 1.5% to 4.5% From 3.0% to 6.0% Consolidated 1 Brazil 1, 2

Itau Unibanco Holding S.A. 22 In R$ millions 1Q17 4Q16 Managerial Financial Margin 17,122 18,576 (1,455) -7.8% Financial Margin with Clients 15,254 16,583 (1,330) -8.0% Financial Margin with Clients (ex-Discounts Granted) 15,547 16,862 (1,315) -7.8% Discounts Granted (293) (278) (15) 5.4% Financial Margin with the Market 1,868 1,993 (125) -6.3% Result from Loan Losses and Impairment (4,988) (6,074) 1,086 -17.9% Provision for Loan Losses (5,392) (5,823) 431 -7.4% Impairment (444) (1,255) 810 -64.6% Recovery of Loans Written Off as Losses 849 1,004 (155) -15.4% Net Result from Financial Operations 12,134 12,502 (369) -2.9% Other Operating Income/(Expenses) (3,164) (4,136) 972 -23.5% Commissions and Fees 7,844 7,980 (136) -1.7% Result from Insurance, Pension Plan and Premium Bonds Operations 1,597 1,596 1 0.1% Non-interest Expenses (11,001) (11,927) 926 -7.8% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,604) (1,786) 182 -10.2% Income before Tax and Minority Interests 8,970 8,366 604 7.2% Income Tax and Social Contribution (2,767) (2,711) (56) 2.1% Minority Interests in Subsidiaries (27) 162 (190) - Recurring Net Income 6,176 5,817 358 6.2% Efficiency Ratio 44.1% 45.2% Risk-Adjusted Efficiency Ratio 64.1% 68.3% Annualized average rate of financial margin with clients 10.1% 10.6% Annualized average rate of risk adjusted financial margin with clients 6.7% 6.6% change Managerial Income Statement | New Model Introducing the disclosure ¡§Discounts Granted¡¨ in the Managerial Income Statement: „Ï Discounts Granted resulting from credit negotiations with negative impact on the outstanding accounting balance; „Ï In 1Q17, ¡§Discounts Granted¡¨ was disclosed as a component of the financial margin with clients; „Ï From 2Q17 on, ¡§Discounts Granted¡¨ will be presented as a component of ¡§Cost of Credit¡¨, composed by the Result from Loan Losses, Impairment and Discounts Granted. In R$ millions 1Q17 4Q16 Managerial Financial Margin 1 7,415 18,855 (1,440) -7.6% Financial Margin with Clients 15,547 16,862 (1,315) -7.8% Financial Margin with the Market 1 ,868 1 ,993 (125) -6.3% Cost of Credit (5,281) (6,352) 1,071 -16.9% Provision for Loan Losses (5,392) (5,823) 431 -7.4% Impairment (444) (1,255) 810 -64.6% Discounts Granted (293) (278) (15) 5.4% Recovery of Loans Written Off as Losses 849 1 ,004 (155) -15.4% Net Result from Financial Operations 12,134 12,502 (369) -2.9% Other Operating Income/(Expenses) (3,164) (4,136) 972 -23.5% Commissions and Fees 7 ,844 7 ,980 (136) -1.7% Result from Insurance, Pension Plan and Premium Bonds Operations 1 ,597 1 ,596 1 0.1% Non-interest Expenses (11,001) (11,927) 926 -7.8% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,604) (1,786) 182 -10.2% Income before Tax and Minority Interests 8,970 8,366 604 7.2% Income Tax and Social Contribution (2,767) (2,711) (56) 2.1% Minority Interests in Subsidiaries (27) 162 (190) - Recurring Net Income 6,176 5,817 358 6.2% Efficiency Ratio 43.6% 44.8% Risk-Adjusted Efficiency Ratio 64.5% 68.6% Annualized average rate of financial margin with clients 10.3% 10.8% Annualized average rate of risk adjusted financial margin with clients 6.7% 6.6% change

Itaú Unibanco Holding S.A. 23 2.4% 2.2% 2.4% 3.0% 2.8% 3.0% 4.3% 6.1% 5.4% 13.6 x 11.5 x 9.3 x 9.5 x 9.1 x 8.7 x 6.9 x 9.6 x 10.1 x 368 443 459 410 333 409 506 504 461 191 207 277 292 326 419 559 478 438 430 650 736 702 659 827 984 942 891 175.1 179.6 152.8 150.6 157.0 190.2 155.7 219.3 249.6 2009 2010 2011 2012 2013 2014 2015 2016 1Q17 B3 (ON+PN) NYSE (ADR) Average Daily Trading Volume (in R$ millions) Stock Market Performance 1 Dividends and Interest on Capital Distributed in the last 12 months of each period/average price of the non-voting shares on the first day of each period; 2 Source: Bloomberg (considered analysts expectations for the next 12 months, as of each date, and ITUB4 closing price). Market Capitalization (in R$ billions) Net DividendYield 1 Price/Earnings 2

Candido Botelho Bracher President and CEO Caio Ibrahim David Executive Vice-President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer) Marcelo Kopel Investor Relations Officer 1st quarter 2017 – Earnings Review Conference Call